Filed pursuant to Rule 433

Registration Statement Nos. 333-178546 and 333-156913

January 22, 2013

Relating to Preliminary Prospectus Supplement

dated January 22, 2013

Republic of Colombia

Final Pricing Term Sheet

U.S.$ 1,000,000,000 2.625% Global Bonds due 2023

Issuer:	Republic of Colombia
Transaction:	2.625% Global Bonds due 2023
Expected Issue Ratings*:	Baa3 / BBB- / BBB-
Format:	SEC Registered
Issue and Payment Currency	U.S. dollars
Principal Amount:	U.S.$ 1,000,000,000
Issuer’s Upsize Option	The Republic reserves the right to increase the aggregate principal amount of the global bonds being offered by up to 15%, or U.S.$ 150,000,000, during Asian market hours on January 23, 2013.
Pricing Date:	January 22, 2013
Settlement Date:	January 29, 2013 (T+5)
Make-Whole Call:	Prior to December 15, 2022 at a discount rate of Treasury Yield plus 12.5 basis points
Par Call:	On and after December 15, 2022 (three months before the maturity date) redeemable at 100%
Maturity Date:	March 15, 2023
Interest Payment Dates:	March 15 and September 15 of each year, commencing September 15, 2013 (long first coupon), to the holders of record on March 1 and September 1 preceding each payment date
Benchmark Treasury:	1.625% UST due November 15, 2022
Benchmark Treasury Yield:	1.838%
Spread to Benchmark Treasury:	88 bps
Yield to Maturity:	2.718%
Coupon:	2.625%
Price to public:	99.179%, plus accrued interest, if any, from January 29, 2013
Net Proceeds (before expenses) to Issuer:	U.S.$ 991,790,000 plus accrued interest, if any, from January 29, 2013
Day Count:	30/360
Denominations:	U.S.$200,000 and increments of U.S.$1,000 in excess thereof
Listing and Trading:	Application has been made to list the Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.
Bookrunners:	Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Preliminary Prospectus Supplement:	www.sec.gov/Archives/edgar/data/917142/000119312513018436/d470699d424b3.htm
Clearing:	DTC
CUSIP/ISIN	P3772NHK1 / USP3772NHK11

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at +1 800 503 4611 or Goldman, Sachs & Co. toll-free at +1 866 471 2526.